SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	“Announcement Regarding Changes in Representative Executive Officers and Chief Executive Officer”
2.	“Announcement Regarding Management Changes and Organizational Reform”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 10, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Announcement Regarding Changes in Representative Executive Officers and Chief Executive Officer

Tokyo, Japan – December 10, 2025 – ORIX Corporation (“ORIX”) has announced changes in its Representative Executive Officers and Chief Executive Officer following a resolution passed by the Board of Directors today.

1.	Changes in Representative Executive Officers and Chief Executive Officer

(1)	Change in Chief Executive Officer (Effective as of January 1, 2026)

The Board of Directors has decided to appoint Hidetake Takahashi, Member of the Board of Directors, Representative Executive Officer, President as Chief Executive Officer on January 1, 2026.

New Position	Present Position	Name
Member of the Board of Directors Representative Executive Officer President and Chief Executive Officer Responsible for Digital Innovation Unit Responsible for Corporate Strategy and Management Unit	Member of the Board of Directors Representative Executive Officer President and Chief Operating Officer Responsible for Group Strategy Business Unit	Hidetake Takahashi

Member of the Board of Directors Representative Executive Officer Chairman	Member of the Board of Directors Representative Executive Officer Chairman and Chief Executive Officer	Makoto Inoue

(2)	Change in Representative Executive Officer (Effective as of the date of ORIX’s 63rd Annual General Meeting of Shareholders scheduled for June 2026)

The Board of Directors has decided that Makoto Inoue, Member of the Board of Directors, Representative Executive Officer, Chairman, will retire from these positions and assume the role of Corporate Advisor on the date of the 63rd Annual General Meeting of Shareholders scheduled for June 2026.

New Position	Present Position*	Name
Corporate Advisor	Member of the Board of Directors Representative Executive Officer Chairman	Makoto Inoue

*	As of January 1, 2026

2.	Reason for the Changes

ORIX Group will transition to a new management structure to further drive long-term growth.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – December 10, 2025 – ORIX Corporation (“ORIX”) today made public an announcement regarding management changes and organizational reform.

☐	Management Changes (Effective as of January 1, 2026)

New Position	Present Position	Name

Member of the Board of Directors Representative Executive Officer President and Chief Executive Officer Responsible for Digital Innovation Unit Responsible for Corporate Strategy and Management Unit	Member of the Board of Directors Representative Executive Officer President and Chief Operating Officer Responsible for Group Strategy Business Unit	Hidetake Takahashi

Member of the Board of Directors Representative Executive Officer Chairman	Member of the Board of Directors Representative Executive Officer Chairman and Chief Executive Officer	Makoto Inoue

☐	Management Changes (Effective as of the date of ORIX’s 63rd Annual General Meeting of Shareholders scheduled for June 2026)

New Position	Present Position*2	Name

Retire*1	Member of the Board of Directors Representative Executive Officer Chairman	Makoto Inoue

*1	Mr. Inoue will be appointed Corporate Advisor on the date of ORIX’s 63rd Annual General Meeting of Shareholders scheduled for June 2026.
*2	As of January 1, 2026

☐	Management Changes (Effective as of January 1, 2026)

New Position	Present Position	Name

Member of the Board of Directors Deputy President Executive Officer Responsible for Japan & APAC Business Unit

Member of the Board of Directors

Deputy President Executive Officer

Group Strategy Business Unit

Responsible for Asia-Pacific

Head of Corporate Business Headquarters

Chairperson, ORIX Auto Corporation

Chairperson, ORIX Rentec Corporation

Satoru Matsuzaki

New Position	Present Position	Name

Member of the Board of Directors Senior Managing Executive Officer Global General Counsel Responsible for Legal and Compliance Unit	Member of the Board of Directors Senior Managing Executive Officer Global General Counsel Responsible for Legal Function Unit	Stan Koyanagi

Senior Managing Executive Officer Responsible for USA & Europe Business Unit President and Chief Executive Officer, ORIX Corporation USA	Group Senior Managing Executive President and Chief Executive Officer, ORIX Corporation USA	Yoshiteru Suzuki

Senior Managing Executive Officer Responsible for Infrastructure Business Unit Responsible for Concession Business Development Department	Advisor	Shuji Irie

Managing Executive Officer Japan & APAC Business Unit Head of Corporate Business Headquarters	Managing Executive Officer Deputy Head of Corporate Business Headquarters	Eiji Arita

Managing Executive Officer Japan & APAC Business Unit Head of Investment and Operation Headquarters	Managing Executive Officer Head of Investment and Operation Headquarters	Seiichi Miyake

Managing Executive Officer Japan & APAC Business Unit Responsible for Maintenance Leasing Chairperson, ORIX Auto Corporation President, ORIX Rentec Corporation	Group Managing Executive President, ORIX Rentec Corporation	Yuji Kamiyauchi

Managing Executive Officer Infrastructure Business Unit Responsible for Osaka IR Business	Executive Officer Group Strategy Business Unit Responsible for CEO’s Office, New Business and Osaka IR Project Office	Nobuki Watanabe

Managing Executive Officer Responsible for Risk Management Unit	Executive Officer Group Strategy Business Unit Responsible for Enterprise Risk Management	Takashi Otsuka

Managing Executive Officer Infrastructure Business Unit Responsible for Real Estate Business Responsible for Real Estate Sales Department President, ORIX Real Estate Corporation	Group Executive President and Representative Director, ORIX Real Estate Investment Advisors Corporation	Tatsuya Kitamura

Executive Officer Japan & APAC Business Unit Deputy Head of Corporate Business Headquarters	Executive Officer Deputy Head of Corporate Business Headquarters	Tetsuya Kotera

Executive Officer Legal and Compliance Unit Responsible for Corporate legal affairs	Executive Officer Corporate Function Unit Responsible for Corporate legal affairs	Tomoko Kageura

New Position	Present Position	Name

Executive Officer Digital Innovation Unit Responsible for Operational Reform Department	Executive Officer Responsible for Group Internal Audit Department	Hiroyuki Ido

Executive Officer Infrastructure Business Unit Head of Global Transportation Services Headquarters	Executive Officer Head of Global Transportation Services Headquarters	Ryujiro Tokuma

Executive Officer Japan & APAC Business Unit Responsible for Greater China Group	Executive Officer Responsible for Greater China Group	Hao Li

Executive Officer USA & Europe Business Unit Responsible for ORIX USA	Executive Officer Group Strategy Business Unit Responsible for Credit and Investment Management	Ikuo Nakamura

Executive Officer Responsible for HR and Administration Unit Responsible for Secretariat of The Board of Directors	Executive Officer Corporate Function Unit Responsible for Human Resources, Corporate Administration and Corporate Communications Responsible for Secretariat of The Board of Directors	Tomohiko Ishihara

Executive Officer Group Kansai Representative President, ORIX Baseball Club Co., Ltd.	Executive Officer Deputy Head of Corporate Business Headquarters Group Kansai Deputy Representative	Taro Baden

Executive Officer Digital Innovation Unit Responsible for Information Security and Technology	Executive Officer Group Strategy Business Unit Responsible for Information Security Control Department Responsible for Technology Department	Tony Ahn

Executive Officer Infrastructure Business Unit Head of Energy and Eco Services Headquarters	Executive Officer Head of Energy and Eco Services Headquarters	Atsunori Sato

Executive Officer Japan & APAC Business Unit Head of Asia-Pacific Business Headquarters	Executive Officer Group Strategy Business Unit Responsible for Asia-Pacific Business	Yoshiaki Matsuoka

Executive Officer Infrastructure Business Unit Deputy Head of Global Transportation Services Headquarters	Executive Officer Deputy Head of Global Transportation Services Headquarters	Kei Kitagawa

New Position	Present Position	Name

Executive Officer Corporate Strategy and Management Unit Responsible for Treasury and Corporate Communications	Operating Officer Corporate Function Unit Responsible for Treasury Department	Hiroyuki Ishinaga

Executive Officer Corporate Strategy and Management Unit Responsible for CEO’s Office and New Business	Operating Officer Group Strategy Business Unit Deputy Head of CEO’s Office	Reiko Okubo

Group Executive Senior Managing Executive Officer, ORIX Real Estate Corporation Deputy President, DAIKYO INCORPORATED	Operating Officer Managing Executive Officer, ORIX Real Estate Corporation Deputy President, DAIKYO INCORPORATED	Atsuro Naoi

Group Executive Chief Executive Officer, Robeco Institutional Asset Management B.V.	Chief Executive Officer, Robeco Institutional Asset Management B.V.	Karin van Baardwijk

Retire*3	Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project	Yasuaki Mikami

Retire*4	Executive Officer Group Kansai Representative Responsible for Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation	Toyonori Takahashi

Retire*5	Group Managing Executive President, ORIX Real Estate Corporation	Toshinari Fukaya

Retire*6	Group Executive President, ORIX Baseball Club Co., Ltd. President, Osaka City Dome Co., Ltd.	Michio Minato

*3	Mr. Mikami will be appointed Advisor, Concession Business, Infrastructure Business Unit on January 1, 2026.
*4	Mr. Takahashi will be appointed Advisor, Osaka IR Business, Infrastructure Business Unit on January 1, 2026, and continue as Representative Director, MGM Osaka Corporation.
*5	Mr. Fukaya will be appointed Advisor, Chairperson of ORIX Real Estate Corporation on January 1, 2026.
*6	Mr. Minato will be appointed Advisor of ORIX Baseball Club Co., Ltd. on January 1, 2026.

☐	Organizational Reform (Effective as of January 1, 2026)

Group Strategy Business Unit, Corporate Function Unit and Legal Function Unit will be abolished.

Japan & APAC Business Unit, Infrastructure Business Unit, USA & Europe Business Unit, Digital Innovation Unit, Corporate Strategy and Management Unit, HR and Administration Unit, Risk Management Unit and Legal and Compliance Unit will be newly established.

Japan & APAC Business Unit:

Corporate Business Headquarters, ORIX Auto Corporation, ORIX Rentec Corporation, Greater China Group and Investment and Operation Headquarters will be incorporated into Japan & APAC Business Unit.

Asia-Pacific Business Headquarters will be newly established and incorporated into Japan & APAC Business Unit. Asia-Pacific Strategic Planning Division and Asia-Pacific Business Management Division, currently under Group Strategy Business Unit, will be incorporated into Asia-Pacific Business Headquarters.

Infrastructure Business Unit:

ORIX Real Estate Corporation, Real Estate Sales Department, Concession Business Development Department, currently under Investment and Operation Headquarters, Energy and Eco Services Headquarters and Global Transportation Services Headquarters will be incorporated into Infrastructure Business Unit.

Osaka IR Project Office, currently under Group Strategy Business Unit, will be incorporated into Infrastructure Business Unit and renamed Osaka IR Business Promotion Department.

MICE-IR Development Promotion Department, currently under ORIX Real Estate Corporation, will be incorporated into Infrastructure Business Unit and renamed Osaka IR Development Promotion Department.

USA & Europe Business Unit:

ORIX Corporation USA and ORIX Corporation Europe N.V. will be incorporated into USA & Europe Business Unit.

Digital Innovation Unit:

Information Security Control Department and Technology Department, currently under Group Strategy Business Unit, will be incorporated into Digital Innovation Unit.

Operational Reform Department will be newly established and incorporated into Digital Innovation Unit.

Corporate Strategy and Management Unit:

CEO’s Office and New Business Development Department, currently under Group Strategy Business Unit, Corporate Planning Department, Investor Relations and Sustainability Department, Corporate Communications Department, Group Accounting Department, Business Accounting Department, Group Accounting Advisory & Control Department and Treasury Department, currently under Corporate Function Unit, will be incorporated into Corporate Strategy and Management Unit.

HR and Administration Unit:

Secretariat of The Board of Directors, Group Human Resources Department and Group Corporate Administration Department, currently under Corporate Function Unit, will be incorporated into HR and Administration Unit.

Risk Management Unit:

Credit Evaluation Department, Investment Evaluation Department, Real Estate Appraisal Department, Credit and Investment Information Management Department, Transactions and Contract Documents Administration Department and ERM Department, currently under Group Strategy Business Unit, will be incorporated into Risk Management Unit.

Legal and Compliance Unit:

Global General Counsel Office and Group Compliance Department, currently under Legal Function Unit, Transaction Legal Department, Corporate Legal Department, Regulations Management Department and Financial Law Support Department, currently under Corporate Function Unit, will be incorporated into Legal and Compliance Unit.

☐	Organization Chart (Effective as of January 1, 2026)

*	Extracted organizational reform parts only

【Present】

Headquarters Name	Department Name
Corporate Business Headquarters	
Global Transportation Services Headquarters	
Energy and Eco Services Headquarters	
Investment and Operation Headquarters	Business Development and Investment Group Ⅰ
	Business Development and Investment Group Ⅱ
	Concession Business Development Department
	Operations Department
	Real Estate Sales Department
	Greater China Group
Group Strategy Business Unit	CEO's Office
	New Business Development Department
	Osaka IR Project Office
	Information Security Control Department
	Technology Department
	Asia-Pacific Strategic Planning Division
	Asia-Pacific Business Management Division
	Credit Evaluation Department
	Investment Evaluation Department
	Real Estate Appraisal Department
	Credit and Investment Information Management Department
	Transactions and Contract Documents Administration Department
	ERM Department
Corporate Function Unit	Secretariat of The Board of Directors
	Corporate Planning Department
	Investor Relations and Sustainability Department
	Group Accounting Department
	Business Accounting Department
	Group Accounting Advisory & Control Department
	Treasury Department
	Transaction Legal Department
	Corporate Legal Department
	Regulations Management Department
	Financial Law Support Department
	Group Human Resources Department
	Group Corporate Administration Department
	Corporate Communications Department
Legal Function Unit	Global General Counsel Office
	Group Compliance Department
ORIX Real Estate Corporation	
ORIX Auto Corporation	
ORIX Rentec Corporation	
ORIX Corporation USA	
ORIX Corporation Europe

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.